Via EDGAR and U.S. Mail

August 6, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn: Kristin Lochhead

Praveen Kartholy

Re:	Alpha Innotech Corp.
Form 10-K for the Year Ended December 31, 2008
Filed March 27, 2009
File No. 001-14257

Ladies and Gentlemen:

On behalf of Alpha Innotech Corp. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 9, 2009 (the “Staff’s Letter”), with respect to the information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 27, 2009. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2008

Note 3. Balance Sheet Components, page 30

1.	We reference your response to prior comment 5 in our letter dated June 5, 2009. Please note that debt costs, which include underwriting, legal, and other direct costs related to the issuance of debt, should be amortized to interest expense over the contractual term of the debt using the effective interest method. We see your disclosure that loan costs are amortized over the term of the debt and included in general and administrative expenses. Please tell us how your presentation of the amortized expense within operating costs and expenses is consistent with U.S. GAAP. Refer, by analogy, to SAB Topic 2A6 and FASB ASC 470-10-35-2.

Based on our discussions with the Staff on August 5, 2009, we respectively submit that the amortization of loan fees should be classified as interest expense as compared to an operating expense. All future fillings will reflect the amortization of loan fees as interest expense and prior period amounts will be reclassified to conform to this presentation. The following disclosure will also be added to our future filings:

Reclassifications - Certain reclassifications were made to the prior period consolidated financial statements in order to conform the current consolidated financial statement presentation.

We have determined that restate is not required as amounts in prior periods were determined to not be material to the consolidated statements of operations.

*    *    *

In addition, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (510) 483-9620 if you have any questions or would like any additional information regarding this matter.

ALPHA INNOTECH CORP.

/s/ MICHAEL HENIGHAN
Michael Henighan
Chief Financial Officer

cc:	Marina Remennik, Esq. - Cooley Godward Kronish LLP